Exhibit 99.2

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross declares quarterly dividend

Toronto, Ontario, July 27, 2022 – Kinross Gold Corporation (TSX:K; NYSE:KGC) (the “Company”) today announced that the Company’s Board of Directors has declared a dividend of US$0.03 per common share for the second quarter of 2022.

The dividend is payable on September 1, 2022 to shareholders of record as of the close of business on August 18, 2022. This dividend qualifies as an “eligible dividend” for Canadian income tax purposes while dividends paid to shareholders outside Canada (non-resident investors) will be subject to Canadian non-resident withholding taxes.

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile, Ghana and Canada. Our focus on delivering value is based on our core principles of responsible mining, operational excellence, disciplined growth and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Vice-President, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Chris Lichtenheldt

Vice-President, Investor Relations

phone: 416-365-2761

chris.lichtenheldt@kinross.com

Source: Kinross Gold Corporation

www.kinross.com